UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1 rue Hildegard Von Bingen

L-1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

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Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Atento Reports Fiscal 2022 First Quarter Results

Revenue decreased 2.3% to $356.6 million in seasonally slow first quarter, due to residual impact of cyberattack and absenteeism related to Omicron spike

Secured 19 high-quality new clients representing 58.2% of $53.3 million in Total Annual Value of sales and with 19.1% EBITDA margin, up 300bps

Sales in E-Commerce, Fintech and Travel sectors accounted for 67.1%, 9.8% and 13.4% of new wins in the quarter

Hard currency revenues expanded 310 bps to 28.1% of consolidated revenue

EBITDA decreased 10.1% to $35.0 million on lingering effects of cyberattack, one-time costs related to absenteeism and higher inflation, partially offset by accrued cyber insurance recovery in Brazil and inflation pass-through

Healthy exit rate in March, with sales, EBITDA and operating cash flow expected to accelerate in second half of year

High levels of inflation and interest rate hikes increased financing costs

Company enhances sales organization and advances cost-saving initiatives

2022 guidance reiterated

NEW YORK, May 11, 2022 – Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), one of the five largest providers of Customer Relationship Management and Business Process Outsourcing (CRM / BPO) services worldwide and sector leader in Latin America, announced today its first quarter operating and financial results for the period ending March 31, 2022. All comparisons in this announcement are year-over-year (YoY) and in constant-currency (CCY), unless otherwise noted.

“As previously announced, our first quarter was a challenging one. However, we saw month-to-month improvements and exited the quarter strongly. Current run-rate and sales trends have increased our confidence in our growth trajectory and meeting our year-end targets for sales, EBITDA margin and leverage,” commented by Carlos Lopez-Abadía, Chief Executive Officer.

Residual impact of cyberattack and absenteeism lower volumes, while new client wins improve revenue mix

•	Total Annual Value of sales (TAV) deceased 26% to $53.3 million, growing 59% in US, with 19 new clients carrying strong margins
•	New In-Year revenue for new business down slightly to $100.0 million
•	Revenue decreased 2.3% to $356.6 million, due to residual impact of October cyberattack and substantially higher absenteeism related to Omicron spike in January and February, both impacting volumes in Brazil and Americas
•	Brazil Multisector sales declined 7.7% as some clients shifted volumes to other CX suppliers and Company declined to renew low margin contracts
•	Telefónica (TEF) sales declined 1.5%, mainly due to global cost reduction program implemented by client, while previously announced consolidation of CX suppliers benefited Atento’s TEF business in EMEA
•	Sales in E-commerce, Fintech and Travel growth sectors accounted for 67.1%, 9.8% and 13.4% of new wins, respectively
•	US revenues increased 0.4% to $35.8 million, excluding a in-time Covid-19 services contract signed in the first quarter of 2021
•	Hard-currency revenues expanded 310 bps to 28.1% of total revenue

EBITDA impacted by cyber expenses, one-time costs related to elevated absenteeism and higher inflation

•	EBITDA decreased 10.1% on aforementioned decreases in Multisector and TEF sales, coupled with one-time costs related to elevated absentee rates stemming from Omicron spike in region, severance costs, higher inflation, as well as residual impact of Q4 cyberattack

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•	Decrease in EBITDA and 70 bps margin contraction partially offset by accrued cyber insurance and improved inflation pass-through
•	US EBITDA margin at 15.6%
•	Hard currency EBITDA represented 23.0% of total EBITDA, down 900 bps, mainly due to one-time severance costs in EMEA and cyber insurance on Brazil
•	Net loss of $70.6 million, or negative EPS of $4.99, mainly due to net financial expenses of $79.8 million, $63.3 million of which was non-cash items
•	Negative Free cash flow of $65.4 million, stemming from negative operating cash flow of $39.6 million and net financial expenses of $25.8 million, which rose 16.7% due to higher interest expenses on new credit lines and to the impact of BRL fluctuation and higher CDI rate on Company’s currency hedge
•	Healthy exit rate at end of quarter, with revenue, EBITDA and operating cash flow forecasted to accelerate during second half of year

Healthy cash position

•	Healthy cash position of $97.0 million, including $89.4 million from existing credit revolvers
•	At the end of 1Q22, LTM net debt-to-EBITDA was 4.5x, up sequentially due to seasonally low EBITDA and impact of cyberattack in 4Q21 and 1Q22, and expected to reach target level by year-end
•	Shareholders’ equity was negative $78.8 million at March 31, 2022, principally due to balance sheet and P&L conversions as well as changes in fair value of derivatives

New revenue growth initiatives implemented

•	Commercial team reorganized, including formation of dedicated local and global account teams
•	Inflation pass-through adjustments ahead of internal plan and on track to reach 80% target level

Update on cybersecurity measures

•	Investments in improved cyber defenses completed

Summarized Consolidated Financials

($ in millions except EPS)	Q1 2022	Q1 2021	CCY Growth (1)
Income Statement (6)
Revenue	356.6	370.6	-2.3%
EBITDA (2)	35.0	39.1	-10.1%
EBITDA Margin	9.8%	10.5%	-0.7 p.p.
Net Loss (3)	(70.6)	(20.2)	N.M.
Earnings Per Share on the reverse split basis (2) (3) (5)	($4.99)	($1.44)	N.M.
Cash Flow, Debt and Leverage
Net Cash Used in Operating Activities	(31.0)	(0.5)
Cash and Cash Equivalents	97.0	176.0
Net Debt (4)	650.7	589.5
Net Leverage (4)	4.5x	4.0x

(1) Unless otherwise noted, all results are for Q4; all revenue growth rates are on a constant currency basis, year-over-year; (2) Recurring EBITDA, Recurring Net Income/Recurring Earnings per Share (EPS) are Non-GAAP measures adjusted only for the cyberattack impact; (3) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances; (4) Includes IFRS 16 impact in Net Debt and Leverage; (5) Earnings per share and Recurring Earnings per share in the reverse split basis is calculated with weighted average number of ordinary shares outstanding. (6) The following selected financial information are unaudited.

Message from Management

With the passing of the first quarter, we are pleased to report that the adverse effects of the pandemic and the recent cyberattack are largely behind us, and that we now look ahead with greater optimism.

In January and February, which are seasonally slow months, Covid-related illnesses spiked and drove absenteeism substantially higher in many markets, affecting our ability to serve clients and raising costs temporarily. Also, some clients chose to diversify and shift portions of their business to other CX providers, following the disruptions caused by the cyberattack, although the shifts were less pronounced than expected and some volume is recovering. This also impacted our profitability, with the decrease in first quarter EBITDA partially offset by accrued cyber insurance as well as improved inflation pass-through, which is well ahead of plan and expected to reach our target level of 80% this year.

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Atento’s client base remains solid and our exit rate at the end of the quarter was healthy, both of which speak once again to the strength of our client relationships and the trust we have built through consistently improving service levels. Atento’s strong reputation is also why our pipeline is growing in key markets and in the sectors that are improving our revenue mix.

During the quarter we continued transforming the core of our business and recently took steps to improve the effectiveness of our sales organization. With the aim of capturing greater share of wallet, we have established local and global account teams that will enable us stay closer to our clients and better understand their evolving CX needs. This new structure will also help us further penetrate the US market as well as the higher growth, higher margin verticals that we continue targeting across our markets. On the cost front, we have consolidated some facilities to reduce structural costs and we are extending zero-based budgeting to other areas of the business to achieve additional annual savings.

As we regain the momentum built during most of last year, we expect revenues and margins to improve and to meet our performance targets for this year, which we still plan to exit with strength. Soon we will communicate a date for our postponed Investor Day, when we will have the opportunity to provide greater details about the various growth initiatives under our Three Horizon Plan and to unveil our strategy for the next phase of Atento’s growth.

Carlos López-Abadía	José Azevedo
Chief Executive Officer	Chief Financial Officer

First Quarter Consolidated Financial Results

Atento’s first quarter consolidated revenue decreased 2.3% to $356.6 million, with Multisector and Telefónica (TEF) sales decreasing 2.7% and 1.5%, respectively. The decline in Multisector sales was mainly due to a 7.7% decrease in Brazil, where certain clients shifted a portion of volumes to other CX providers, following the October cyberattack that temporarily disrupted Atento’s operations. The residual effects of the cyberattacks resulted in lost revenue and expenses totaling $25 million. The decrease in revenue also reflects contracts that the Company did not renew in Brazil due to insufficient profitability. In addition, substantially higher absenteeism rates stemming from a spike in the Omicron variant across Latin America hindered the Company’s ability to deliver services in January and February.

TEF revenue decreases in Brazil as well as the Americas were mainly due to this client implementing a company-wide cost-cutting program that resulted in lower service volumes. In EMEA, Atento benefited from TEF consolidating the CX services it receives, as previously announced.

US revenues increased 0.4% to $35.8 million, with hard-currency revenues expanding 310 bps to 28.1% of total revenue.

TAV reached $53.3 million, with 19 new clients carrying strong margins of 19.1%. Decrease was mainly due to a big one time Covid-19 services contract signed with State of Maryland in first quarter 2021.

New In-Year revenue for new business down slightly to $100.0 million

Sales in fast-growing E-Commerce, Fintech and Travel sectors accounting for 67.1%, 9.8% and 13.4% of new wins, with EBITDA margin in this category increasing 160 bps to 18.7%.

Atento’s first quarter consolidated EBITDA decreased 10.1% to $35.0 million, due to the 2.3% decrease in revenue. In addition to lost revenue, the aforementioned increase in absenteeism also impacted EBITDA due to paid sick leave as well as the need to temporarily hire replacement workers and pay overtime in certain instances. Also, significantly higher inflation impacted contracts that had not yet been subject to periodic price adjustments. During the quarter, the Company also incurred additional expenses related to strengthening cyber defenses. The decline in EBITDA and a 70-basis point decline in the corresponding margin were partially offset by accrued cyber insurance in Brazil and by improved inflation pass-through.

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US EBITDA decreased 1.8% to $2.9 million, representing 8.3% of consolidated EBITDA, with an EBITDA margin of 15.6%. Hard currency EBITDA represented 23.0% of the Company’s total EBITDA, down from 32% in the first quarter of 2021, mainly due to one-time severance costs in EMEA and to the accrued cyber insurance in Brazil.

The Company reported a recurring net loss of $70.6 million in the first quarter, partially offset by the aforementioned cyber insurance reimbursement, compared to a net loss of $20.2 million in the prior year period. First quarter reported EPS was negative $4.99 compared to negative $1.44 in last year’s comparable quarter. The first quarter 2022 losses were mainly due to net financial expenses of $79.8 million, of which $63.3 million was non-cash items comprised of a change in fair value of derivative instruments of $60.1 million and $3.2 million in IFRS 16 financial costs. Cash financial costs were $25.8 million, which consisted of a semiannual $20.0 million bond interest payment and $5.8 million in other interest expenses, primarily those related to the Company’s hedge and bank credit facilities.

Free cash flow was negative $65.4 million, due to negative operating cash flow of $39.6 million that primarily stemmed from residual revenue and cost impacts of the cyberattack, capex that had been postponed in 2021, and higher net financial expenses, which totaled of $25.8 million in the quarter.

On March 31, 2022, Atento held $97.0 million in cash, including $89 million drawn from existing credit facilities. Net debt was $650.7 million at the end of the quarter, with sequentially higher LTM net debt-to-EBITDA of 4.5x, mainly due to increased gross debt, a lower cash position, seasonally low EBITDA and the fourth quarter impact of the cyberattack.

At the end of the first quarter, shareholders’ equity was negative $78.8 million, principally due to $104.3 million in financial items consisting of $33.9 million in financial costs, $15.2 million in balance sheet and P&L conversion and a negative net $70.4 million change in the fair value of hedging instruments

Segment Reporting

Brazil

($ in millions)	Q1 2022	Q1 2021	CCY growth
Brazil Region
Revenue	146.3	148.9	-6.1%
EBITDA	21.7	18.7	9.2%
EBITDA Margin	14.8%	12.6%	2.3 p.p.
Profit/(loss) for the period	0.9	(4.9)	-119.2%
Brazil Revenue Mix

Brazil revenue decreased 6.1% in the fourth quarter to $146.3 million, mainly due to a 7.7% decline in Multisector sales. The decrease in Multisector sales was mostly related to the October 2001 cyberattack, subsequent to which certain clients shifted some of their volumes to other CX providers. Declines in Multisector volumes also stemmed from the Company’s decision not to renew service agreements that were insufficiently profitable, as well as from elevated absenteeism related to the spike in the Omicron variant during January and February. Multisector sales accounted for 74.2% of revenue in the quarter, down 130 bps compared to last year’s comparable quarter. TEF revenue decreased 1.4%, as this client implemented a company-wide cost-cutting program that called for lower CX service volumes.

EBITDA in Brazil increased 9.2% to $21.7 million, with the margin expanding 230 bps to 14.8%, both due to accrued insurance covering lost revenue and costs related to the cyberattack. EBITDA was otherwise impacted by substantially higher costs related to sick leave, the hiring of temporary workers and overtime payments, all of which were related to the Omicron variant affecting existing employees in January and February. EBITDA was also affected by additional expenses related to upgrades of the Company’s cyber defenses.

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Americas Region

($ in millions)	Q1 2022	Q1 2021	CCY growth
Americas Region
Revenue	146.7	154.1	0.3%
EBITDA	9.2	12.8	-24.0%
EBITDA Margin	6.3%	8.3%	-2.1 p.p.
Profit/(loss) for the period	(8.3)	(1.6)	N.M.
Americas Revenue Mix

Fourth quarter revenue rose slightly to $146.7 million in the Americas region. Multisector sales increased 2.5% to 71.4% of revenue, a 220 bps increase that was also due to a 5.0% decrease in TEF sales stemming lower volumes related to the higher absentee rates and this client’s new cost-cutting program. Most volume reductions were in Argentina, Chile and Peru. US revenues increased 0.4% to $35.8 million, excluding a large one-time Covid-19 services contract signed in the first quarter of 2021.

Americas EBITDA decreased 24.0% to $9.2 million, due to a 210 bps contraction in the corresponding margin. The margin decline stemmed from the aforementioned volume and cost impacts of the pronounced spike in Covid related illnesses. US EBITDA decreased 1.8% to $2.9 million, with a margin of 15.6%, and represented 8.3% of the Company’s consolidated EBITDA at the end of the quarter.

EMEA Region

($ in millions)	Q1 2022	Q1 2021	CCY growth
EMEA Region
Revenue	64.3	69.1	0.0%
EBITDA	3.6	6.6	-41.8%
EBITDA Margin	5.5%	9.5%	-4.0 p.p.
Profit/(loss) for the period	(0.1)	0.9	-107.2%
EMEA Revenue Mix

Fourth quarter EMEA revenue was unchanged at $64.3, with Multisector sales decreasing 3.3% and TEF sales rising 3.5%. Sales in the latter category benefited from TEF shifting volumes to Atento as this client recently consolidated the number of CX providers it utilizes.

EBITDA decreased 41.8% in EMEA on a 400 pbs margin contraction stemming from one-time severance payments related to rationalizing a call center in this market. For the quarter, EMEA EBITDA accounted for 10.3% of consolidated EBITDA.

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Cash Flow

Cash Flow Statement ($ in millions)	Q1 2022	Q1 2021
Cash and cash equivalents at beginning of period	128.8	209.0
Net Cash from Operating activities	(31.0)	(0.5)
Net Cash used in Investing activities	(13.8)	(7.5)
Net Cash (used in)/ provided by Financing activities	4.6	(14.4)
Net (increase/decrease) in cash and cash equivalents	(40.2)	(22.4)
Effect of changes in exchanges rates	8.4	(10.5)
Cash and cash equivalents at end of period	97.0	176.0

Indirect Cash Flow View – Q1 2022 ($ in millions)

Free cash flow decreased during the fourth quarter to negative $65.4 million, mainly due to negative operating cash flow of $30.5 million and $25.8 million in net financial expenses. Operating cash flow was mainly impacted by the residual effects of the cyberattack, which totaled approximately $25.0 million in costs and lost revenue, as explained above. Of the $13.8 million in capex, $6.3 million had been postponed in 2021. Capex is expected to be between 3.5% and 4.0% of revenue in 2022. Net financial expenses rose 16.7%, primarily due to higher interest expenses on new credit lines as well as the impact of the Brazilian reais’ appreciation and higher CDI rate on the Company’s currency hedge.

Indebtedness & Capital Structure

US$MM	Maturity	Interest Rate	Outstanding Balance Q4 2021
SSN (1) (USD)	2026	8.0%	494.1
Super Senior Credit Facility	2021	4.5%	43.3
Other Borrowings and Leases	2025	Variable	48.6
BNDES (BRL)	2022	TJLP + 2.0%	0.2
Debt with Third Parties			586.2
Leasing (IFRS 16)			161.4
Gross Debt (Debt with Third Parties + IFRS 16)			747.7
Cash and Cash Equivalents			97.0
Net Debt			650.7
(1)	Notes are protected by certain hedging instruments, with the coupons hedged through maturity, while the principal is hedged for a period of 3 years. The instruments consist mainly of cross-currency swaps in BRL, PEN and Euro.

At March 31, 2022, Gross debt totaled $747.7 million, or $586.2 million when excluding lease obligations under IFRS 16. With cash and cash equivalents of $97.0 million, net debt was $650.7 million at the end of the quarter. Approximately $101.4

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million in revolving credit facilities were available at quarter-end, of which $89.4 million was drawn from existing and new credit facilities.

At the end of the first quarter, LTM net debt-to-EBITDA was 4.5x, up sequentially from 4.0x on higher gross debt, a lower cash position, seasonally low EBITDA and the impact of the cyberattack in fourth quarter 2021. The Company finished the year with a comfortable maturity profile going out to 2026.

Fiscal 2022 Guidance

	1Q22 Reported*	2022 Guidance
Revenue growth (in constant currency)	-2.3%	Mid-single digit
EBITDA margin	9.8%	13% - 14%
Leverage (x)	4.5x	2.7x - 3.0x

* First quarter is seasonally slow each year

Share Repurchase Program

During the first quarter, Atento did not repurchase shares and vested a total of 451,667 shares which were issued in relation to management compensation programs. At the end of March 31, 2022, the Company held 951,957 Atento shares in treasury.

Conference Call

Atento will host a conference call and webcast on Thursday, May 12, 2022, at 8:30 am ET to discuss the Company’s fiscal first quarter 2022 operating and financial results. The conference call can be accessed by dialing: USA: +1 (866) 807-9684; UK: (+44) 20 3514 3188; Brazil: (+55) 11 4933-0682; Spain: (+34) 80 030-0687; or International: (+1) 412 317 5415. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. A live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com (click here). A web-based archive of the conference call will also be available at the website.

About Atento

Atento is one of the five largest global providers for client relationship management and business process outsourcing services nearshoring for companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries with a workforce of 150,000 employees. Atento has over 400 clients for which it provides a wide range of CRM/BPO services through multiple channels. Its clients are leading multinational companies in the technology, digital, telecommunications, finance, health, consumer and public administration sectors, amongst others. Atento trades under ATTO on the New York Stock Exchange. In 2019 Atento was recognized by Great Place to Work® as one of the 25 World’s Best Multinational Workplaces and as one of the Best Places to Work in Latin America. For more information www.atento.com

Media Relations

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press@atento.com

Investor and analyst inquiries

Hernan van Waveren

+1 979-633-9539

hernan.vanwaveren@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and Atento’s industry, and consequently adversely affecting the Company’s business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the comp any with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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SELECTED FINANCIAL DATA:

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the third quarter ended March 31, 2022 and remain subject to the completion of the Company's customary annual closing and review procedures.

Consolidated Statements of Operations for the Three and Twelve Months Ended March 31, 2021 and 2022

	For the three months ended March 31,
($ million, except percentage changes)	2022	2021	Change (%)	Change excluding FX (%)
	(unaudited)
Revenue	356.6	370.6	(3.8)	(2.3)
Other operating income	11.4	1.3	N.M.	N.M.
Operating expenses:	0.0	0.0	N.M.	N.M.
Supplies	(27.4)	(20.9)	31.1	33.7
Employee benefit expenses	(279.3)	(282.8)	(1.2)	0.4
Depreciation	(18.3)	(17.7)	3.4	3.4
Amortization	(11.9)	(12.8)	(7.0)	(6.3)
Changes in trade provisions	(0.2)	1.5	(113.3)	(111.1)
Other operating expenses	(26.1)	(30.7)	(15.0)	(14.1)
Total operating expenses	(363.2)	(363.4)	(0.1)	1.5
Operating profit	4.8	8.6	(44.2)	(43.5)
Finance income	1.5	3.0	(50.0)	(44.4)
Finance costs	(18.3)	(24.3)	(24.7)	(25.0)
Change in fair value of financial instruments	(60.2)	(13.8)	N.M.	N.M.
Net foreign exchange loss	(2.8)	7.3	(137.8)	(136.8)
Net finance expense	(79.8)	(27.8)	N.M.	N.M.
Profit/(loss) before income tax	(75.0)	(19.2)	N.M.	N.M.
Income tax benefit/(expense)	4.4	(1.0)	N.M.	N.M.
Profit/(loss) for the period	(70.6)	(20.2)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	35.0	39.1	(10.4)	(10.1)

(1) In considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year/period. N.M. means not meaningful.

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Consolidated Statements of Operations by Segment for the Three and Twelve Months Ended March 31, 2021 and 2022

($ in millions, except percentage changes)	For the three months ended March 31,		Change (%)	Change Excluding FX (%)
	2022	2021
Revenue:	(unaudited)
Brazil	146.3	148.9	(1.7)	(6.1)
Americas	146.7	154.1	(4.8)	0.3
EMEA	64.3	69.1	(6.9)	0.0
Other and eliminations (1)	(0.7)	(1.5)	(53.3)	(50.0)
Total revenue	356.6	370.6	(3.8)	(2.3)
Operating expenses:
Brazil	(152.9)	(150.8)	1.4	(3.2)
Americas	(148.8)	(153.4)	(3.0)	2.1
EMEA	(64.2)	(66.7)	(3.7)	3.4
Other and eliminations (1)	2.7	7.5	(64.0)	(65.8)
Total operating expenses	(363.2)	(363.4)	(0.1)	1.5
EBITDA (2):
Brazil	21.7	18.7	16.0	9.2
Americas	9.2	12.8	(28.4)	(24.0)
EMEA	3.6	6.6	(45.8)	(41.8)
Other and eliminations (1)	0.5	1.0	(43.4)	(34.7)
Total EBITDA (unaudited)	35.0	39.1	(10.4)	(10.1)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) In considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year/period.

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Balance Sheet ($ Thousands)

ASSETS	March 31, 2022	December 31, 2021
	(unaudited)	(audited)
NON-CURRENT ASSETS	640,209	606,138

Intangible assets	108,848	104,886
Goodwill	103,756	91,941
Right-of-use assets	146,544	142,705
Property, plant and equipment	85,489	81,395
Deferred tax assets	124,941	110,102
Non-current financial assets	63,101	57,847
Derivative financial instruments	2,297	12,757
Other taxes receivable	5,233	4,505

CURRENT ASSETS	517,381	501,638

Trade and other receivables	368,307	326,208
Cash and cash equivalents	96,977	128,824
Other taxes receivable	51,077	42,627
Derivative financial instruments	273	3,235
Other current financial assets	747	744

TOTAL ASSETS	1,157,590	1,107,776

11

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2022	December 31, 2021
	(unaudited)	(audited)

NON-CURRENT LIABILITIES	747,412	683,543

Debt with third parties	600,507	599,262
Derivative financial instruments	84,881	26,302
Provisions and contingencies	42,730	37,672
Non-trade payables	17,624	18,654
Other taxes payable	1,670	1,653

CURRENT LIABILITIES	489,007	437,108

Debt with third parties	147,045	119,017
Derivative financial instruments	51,537	29,646
Trade and other payables	271,360	271,429
Provisions and contingencies	19,065	17,016

TOTAL LIABILITIES	1,236,419	1,120,651

TOTAL EQUITY	(78,829)	(12,875)

12

Cash Flow ($ million)

	For the three months ended March 31,
	2021	2022
	(unaudited)
Operating activities
Loss before income tax	(19.2)	(75.0)
Adjustments to reconcile loss before income tax to net cash flows:
Amortization and depreciation	30.5	30.2
Changes in trade provisions	(1.5)	0.2
Share-based payment expense	2.2	2.5
Change in provisions	8.7	11.2
Grants released to income	(0.2)	(0.2)
Losses on disposal of property, plant and equipment	(0.1)	0.3
Finance income	(3.0)	(1.5)
Finance costs	24.3	18.3
Net foreign exchange differences	(7.3)	4.0
Change in fair value of financial instruments	13.8	60.2
Change in other (gains)/ losses and own work capitalized	(0.0)	(0.3)
	67.4	124.9
Changes in working capital:
Changes in trade and other receivables	(36.0)	(5.2)
Changes in trade and other payables	17.2	(43.8)
Other assets/(payables)	1.1	4.9
	(17.7)	(44.1)

Interest paid	(29.3)	(26.1)
Interest received	7.7	0.3
Income tax paid	(4.0)	(3.0)
Other payments	(5.4)	(8.0)
	(31.0)	(36.8)
Net cash flows from operating activities	(0.6)	(31.0)
Investing activities
Payments for acquisition of intangible assets	(0.9)	(2.1)
Payments for acquisition of property, plant and equipment	(6.6)	(11.7)
Net cash flows used in investing activities	(7.5)	(13.8)
Financing activities
Proceeds from borrowing from third parties	501.8	93.7
Repayment of borrowing from third parties	(507.7)	(68.5)
Payments of lease liabilities	(8.1)	(20.6)
Payments of financial instruments	-	(0.0)
Acquisition of treasury shares	(0.4)	-
Net cash flows provided by/ (used in) financing activities	(14.4)	4.6
Net (decrease)/increase in cash and cash equivalents	(22.4)	(40.2)
Foreign exchange differences	(10.5)	8.4
Cash and cash equivalents at beginning of period	209.0	128.8
Cash and cash equivalents at beginning of period	176.1	97.0

13

Financing Arrangements

Net debt with third parties as of March 31, 2021 and 2022 is as follow:

($ million, except Net Debt/ EBITDA LTM(2))	On March 31, 2021	On March 31, 2022
Cash and cash equivalents	128.8	97.0
Debt:
Senior Secured Notes	503.9	494.1
Super Senior Credit Facility	25	43.3
BNDES	0.6	0.2
Lease Liabilities	155.8	161.4
Other Borrowings	32.9	48.6
Total Debt	718.3	747.6
Net Debt with third parties (1) (unaudited)	589.5	650.6
Net Debt/ EBITDA LTM(2) (non-GAAP) (unaudited)	4.0x	4.5x
(1)	In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.
(2)	EBITDA LTM (Last Twelve Months)

Number of Workstations and Delivery Centers

	Number of Workstations		Number of Service Delivery Centers (1)		Headcount
	2021	2022	2021	2022	2021	2022
Brazil	51,148	44,922	32	29	77,760	69,206
Americas	38,887	34,338	48	45	54,793	49,528
Argentina (2)	3,632	3,133	11	10	6,821	6,355
Central America (3)	2,824	2,771	3	3	5,318	4,718
Chile	2,314	1,170	4	3	5,094	4,733
Colombia	9,628	10,690	9	9	9,532	10,295
Mexico	10,281	9,464	15	15	17,098	13,721
Peru	8,905	5,939	3	2	9,395	8,071
United States (4)	1,303	1,171	3	3	1,535	1,635
EMEA	5,309	5,302	14	14	13,486	12,016
Spain	5,309	5,302	14	14	13,486	7,812
Corporate	-	-	-	-	125	366
Total	95,344	84,562	94	88	146,164	132,614

(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations (2) Includes Uruguay (3) Includes Guatemala and El Salvador (4) Includes Puerto Rico

FX Rates

FX Assumptions (Average)	Q1 2021	Q1 2022
Euro (EUR)	0.83	0.89
Brazilian Real (BRL)	5.47	5.23
Mexican Peso (MXN)	20.33	20.50
Colombian Peso (COP)	3,552.49	3915.76
Chilean Peso (CLP)	723.99	809.44
Peruvian Soles (PEN)	3.66	3.81
Argentinean Peso (ARS)	88.55	106.58

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: May 11, 2022.
	By:	/s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

	By:	/s/ José Antonio de Sousa Azevedo
Name: José Antonio de Sousa Azevedo
Title: Chief Financial Officer